UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Beamr Imaging Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.05 per share

(Title of Class of Securities)

M1R79L104

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M1R79L104

1.	NAMES OF REPORTING PERSONS Innovation Endeavors II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,042,445 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,042,445 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,042,445 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Consists of 1,042,445 ordinary shares of the Issuer held of record by Innovation Endeavors II, L.P. (“L.P.”). Innovation Endeavors Partners II, LLC (“LLC”) is L.P.’s General Partner, and Dror Berman is a Managing Member of LLC. As such, each of LLC and Mr. Berman may be deemed to have voting and investment control over the shares held by L.P.

(2)

Calculated by dividing (a) the number of ordinary shares reported as beneficially owned as set forth in row 9 by (b) 13,051,343 of the Issuer’s ordinary shares outstanding as of December 31, 2023, as reported by the Issuer in Amendment No. 1 to Form F-1 Registration Statement, filed with the United States Securities and Exchange Commission on January 12, 2024.

CUSIP No. M1R79L104

1.	NAMES OF REPORTING PERSONS Dror Berman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,042,445 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,042,445 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,042,445 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Consists of 1,042,445 ordinary shares of the Issuer held of record by L.P. Berman may be deemed to have voting and investment control over the shares held by L.P.
(2)

Calculated by dividing (a) the number of ordinary shares reported as beneficially owned as set forth in row 9 by (b) 13,051,343 of the Issuer’s ordinary shares outstanding as of December 31, 2023, as reported by the Issuer in Amendment No. 1 to Form F-1 Registration Statement, filed with the United States Securities and Exchange Commission on January 12, 2024.

Item 1(a).	Name of Issuer:

Beamr Imaging Ltd. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10 HaManofim Street

Herzeliya, 4672561, Israel

Item 2(a).	Name of Person Filing:

This statement is filed by the following entity and individual (each, a “Reporting Person”): Innovation Endeavors II, L.P. and Dror Berman.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The business address for each Reporting Person is c/o 1845 El Camino Real, Palo Alto, CA 94306.

Item 2(c).	Citizenship:

Innovation Endeavors II, L.P. is a limited partnership organized under the laws of the State of Delaware.

Dror Berman is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value NIS 0.05 per share.

Item 2(e).	CUSIP Number:

M1R79L104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a)-(c) for each Reporting Person is set forth in Rows 5-11 of the cover page hereto for such Reporting Person and is incorporated herein by reference.

In addition, subsequent to December 31, 2023, Innovation Endeavors II, L.P. sold all of the ordinary shares held by it. Accordingly, as of the date of this filing, neither Reporting Person has beneficial ownership over any ordinary shares of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Exhibit No.	Exhibit

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2024.

By:	Innovation Endeavors II, L.P.
By: Innovation Endeavors Partners II, LLC
its General Partner

	By:	/s/ Dror Berman
Dror Berman, Managing Member

/s/ Dror Berman
Dror Berman